EXHIBIT 99.1

Cronos Group Inc. Announces Closing of $65 Million Credit Facility

TORONTO, Jan. 23, 2019 /CNW/ - Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group" or the "Company") today announced that it has entered into a credit agreement (the "Credit Agreement") with Canadian Imperial Bank of Commerce ("CIBC"), as administrative agent and lender, and the Bank of Montreal, as lender (together with CIBC, the "Lenders") in respect of a $65 million secured non-revolving term loan credit facility (the "Credit Facility"). The Company intends to use the funds available under the Credit Facility to repay the Company's existing loan facility with Romspen Investment Corporation and for general corporate purposes pending the closing of the Company's previously announced equity investment by Altria Group, Inc. (the "Investment"). The Company intends to repay the Credit Facility with a portion of the proceeds from the Investment.

The Credit Facility will mature on July 23, 2019, unless extended to September 7, 2019 with the consent of the Lenders.

The Credit Facility includes an accordion feature whereby, subject to the terms and conditions of the Credit Agreement, the Credit Facility may be increased by up to an additional maximum aggregate principal amount of $15 million. The Credit Facility will bear interest at varying margins based on the Canadian prime rate or the bankers' acceptance rate, at the option of the Company. The Credit Facility is guaranteed by the Company's wholly-owned Canadian subsidiaries, and the obligations under and in connection with the Credit Facility are secured by substantially all present and after-acquired property of the Company and its wholly-owned Canadian subsidiaries.

The Credit Agreement contains customary representations and warranties and financial and restrictive covenants. Advances under the Credit Facility are subject to customary conditions.

The Investment remains on track to close in the first half of 2019 and is subject to certain customary closing conditions, including the receipt of regulatory approval under the Investment Canada Act and approval by at least a majority of the votes cast by holders of common shares of the Company (the "Shareholders"), in person or by proxy, at the special meeting of Shareholders scheduled for February 21, 2019 (the "Meeting"). A management information circular dated December 31, 2018 (the "Circular") has been filed in connection with the Meeting on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar.

About Cronos Group

Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across five continents. Cronos Group operates two wholly-owned Canadian licensed producers: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. Cronos Group has multiple international production and distribution platforms across five continents. Cronos Group intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking Statements

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All information contained herein that is not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic or competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. A discussion of some of the material risks applicable to the Company and the Investment can be found in the Company's current MD&A and Annual Information Form and the Circular, all of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar. The forward-looking information included in this news release is made as of the date of this news release and except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

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SOURCE Cronos Group Inc.

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%CIK: 0001656472

For further information: Investor Relations Contact, Anna Shlimak, (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 16:30e 23-JAN-19